FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE

Athens, 3 August 2015

ANNOUNCEMENT

According to the Decision of the Minister of Finance (Government Gazette B’ 1617/31.7.2015) and the Announcement of the Hellenic Capital Market Commission dated August 3rd 2015, the Athens Exchange (ATHEX) resumes trading as of today. As a result, NBG ordinary shares listed in the ATHEX are traded in line with the provisions of the above Ministerial Decision. More specifically, purchase orders, regarding financial instruments or derivatives, shall be made with new money, as the term “new money” is defined. Additionally, the redemption payment concerning sales of financial instruments (excluding mutual funds) or clearing and settlement of transactions on financial instruments could be made in a foreign bank account as long as the relevant payments were made through this bank account before the enforcement of the banking holiday of June 28th 2015. Further details on all the exact measures in force concerning transactions in financial instruments may be found in the full text of the relevant decision which is publicly available (in Greek) on http://www.et.gr/index.php/daily-publications. It should be noted that redemption of mutual funds’ units will continue to be suspended. The full text of the Hellenic Capital Market Commission Announcement is publicly available on http://www.hcmc.gr/en_US/web/portal/home.

Moreover, following Legislative Act dated July 18th 2015 signed by the Hellenic Republic President (Government Gazette A’ 84/18.7.2015) as amended by Ministerial Decision and Legislative Act dated July 31th 2015 (Government Gazette A’ 90/31.7.2015), the prohibitions concerning the transfer of funds abroad and limits on cash withdrawals remain in force. Further details on the exact measures in force may be found in the full text of the relevant Legislative Act which is publicly available (in Greek) on http://www.et.gr/index.php/daily-publications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis
(Registrant)

Date: August 3rd, 2015
Deputy Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: August 3rd, 2015

Director, Financial Division